Exhibit 10.2

AMENDMENT No. 32 TO PURCHASE AGREEMENT No. GPJ-003/96

This Amendment No. 32 ("Amendment 32") dated as of May 31, 2005 is between EMBRAER - Empresa Brasileira de Aeronáutica S.A. ("EMBRAER") and ExpressJet Airlines, Inc., formerly known as New ExpressJet Airlines, Inc. (as assignee from ExpressJet Airlines, Inc. formerly known as Continental Express, Inc.) ("BUYER"), collectively hereinafter referred to as the "PARTIES", and relates to Purchase Agreement No. GPJ-003/96, as amended from time to time together with its Attachments (collectively referred to as the "Base Agreement") and Letter Agreements GPJ-004/96 dated August 5, 1996 and PCJ-004A/96 dated August 31, 1996 between EMBRAER and BUYER as amended from time to time (together with the Base Agreement, collectively referred to herein as the "Purchase Agreement" or the "Agreement") for the purchase of up to two hundred and forty five (245) new EMB-145 aircraft (the "AIRCRAFT").

All terms defined in the Purchase Agreement shall have the same meaning when used herein, and in case of any conflict between this Amendment 32 and the Purchase Agreement, this Amendment shall control.

WHEREAS, BUYER and EMBRAER wish to amend the Purchase Agreement to (a) include changes in the configuration of the AIRCRAFT and (b) reschedule the delivery months for Reconfirmation AIRCRAFT, all as more fully set forth below;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are acknowledged by the PARTIES, EMBRAER and BUYER hereby agree to amend the Purchase Agreement as follows:

1.   Removal of **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**

Each EMB 145 XR AIRCRAFT from XR072 and all subsequent EMB 145 XR AIRCRAFT shall have the **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** deleted from its configuration.   The **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** XR072 and all subsequent EMB 145 XR AIRCRAFT.

2.   **Amendment to Reconfirmation AIRCRAFT Delivery Schedule**

The text of paragraph a.8 of Article 5 of the Purchase Agreement is hereby deleted and replaced with the following:

a.8.   **RECONFIRMATION AIRCRAFT Deliveries**

BUYER has the option to purchase up to one hundred (100) additional XR AIRCRAFT (the "Reconfirmation AIRCRAFT") in accordance with the terms of this Agreement. Such Reconfirmation AIRCRAFT shall be exercised by BUYER in four groups of twenty-five (25) AIRCRAFT each (the "Reconfirmation Groups") as provided for in the table below ("Reconfirmation Delivery Schedule"). Each option for such Reconfirmation Group shall be exercised no later **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** prior to the **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** The Reconfirmation AIRCRAFT shall be delivered in accordance with the following schedule, provided that all terms and conditions of this Article 5a.8 have been satisfied:

Reconfirmation Group	XR Aircraft	Delivery Month	Reconfirmation Group	XR Aircraft	Delivery Month
Group 1			Group 2		
	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]			**[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**	
Group 3			Group 4		

If BUYER exercises its option to purchase the Reconfirmation AIRCRAFT as described above, a **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]** deposit of **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]**.is

due and payable for each Reconfirmation Aircraft in such Reconfirmation Group on the date the option is exercised for the respective Reconfirmation Group. **[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND**

EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT] EMBRAER will give the BUYER notice of the Contractual Delivery Date of each Reconfirmation Aircraft for which the Buyer has exercised its option in accordance with the terms of this Article at least 30 days prior to the first business day of the relevant above referred to delivery month. Upon BUYER's exercise of its option with respect to the Reconfirmation AIRCRAFT, each Reconfirmation AIRCRAFT so reconfirmed shall be considered an XR AIRCRAFT for all purposes under the Agreement."

3. AIRCRAFT BASIC PRICE

As a result of the change in the AIRCRAFT configuration and in the AIRCRAFT BASIC PRICE specified in this Amendment 32, the AIRCRAFT BASIC PRICE will be:

AIRCRAFT	BASIC PRICE (Jan/1996 US Dollars)
[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]	[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]

All other terms and conditions of the Purchase Agreement, which are not specifically amended by this Amendment 32, shall remain in full force and effect without any change.

[Intentionally left blank]

IN WITNESS WHEREOF, EMBRAER and BUYER, by their duly authorized officers, have entered into and executed this Amendment No. 32 to the Purchase Agreement to be effective as of the date first written above.

**EMBRAER - Empresa Brasileira
de Aeronáutica S.A.**   **EXPRESSJET AIRLINES, INC.**

By: /s/ Satoshi Yokota   By: /s/Frederick S. Cromer
Name: Satoshi Yokota   Title: Vice President and Chief Financial Officer
Title: Executive Vice President
        Development and Industry

By: /s/ José Luis Molina
Name: José Luis Molina
Title: Director of Contracts Airline Market

Date: May 31, 2005   Date: June 14, 2005
Place: Saõ José Dos Campos, SP   Place: Houston, TX

Witness: /s/Erika L. Natali   Witness: /s/Kristy A. Nicholas
Name: Erika Lulai Natali   Name: Kristy A. Nicholas
